Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

Nine Months Ended September 30, 2006
(dollars in millions)
Earnings:
Income before income taxes	$554.5
Add:
Interest expense	214.0
Amortization of debt expense	7.6
Interest component of rent expense	39.4
Earnings	$815.5
Fixed charges:
Interest expense	214.0
Amortization of debt expense	7.6
Interest component of rent expense	39.4
Fixed charges	$261.0
Ratio of earnings to fixed charges	3.1